Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: March 30, 2021

Collective Growth Reminds Stockholders to Vote Today

•	Approximately 99% of Proxies Have Voted in Favor of the Innoviz Transaction

•	Stockholders as of the Close of Business on March 4, 2021 Should Vote Their Shares Even if They No Longer Own Them

•	Vote Today to Support the Closing of the Business Combination with Innoviz

•	CONTACT cgro@dfking.com or call D.F. King & Co., Inc., CGRO’s proxy solicitor, toll-free at (800) 515-4479

AUSTIN, Texas, March 30, 2021 (GLOBE NEWSWIRE) — Collective Growth Corporation (NASDAQ: CGRO) (“Collective Growth”) reminds stockholders that the Special Meeting of Stockholders of Collective Growth (the “Special Meeting”) to approve the pending business combination between Collective Growth and Innoviz Technologies Ltd. (INVZ) (“Innoviz”) is scheduled to be held on Wednesday, March 31, 2021, at 9:00 a.m., Eastern time.

If you owned Collective Growth (NASDAQ: CGRO) stock on March 4, 2021, you are urged to vote before tonight’s deadline at 11:59 pm ET

•	Currently 99% of proxies received have been in favor of the transaction.

•	Quorum currently stands at approximately 42.5%.

•	Collective Growth needs additional votes by stockholders of record to reach a quorum for the Special Meeting and to approve other required proposals.

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If you were a Collective Growth stockholder as of March 4, 2021 you can vote or receive assistance in voting by calling D.F. King & Co., Inc., CGRO’s proxy solicitor, toll-free at (800) 515-4479 or email cgro@dfking.com.

•	Electronic voting platforms are open until 11:59 p.m., Eastern time tonight. You may vote electronically by following the instructions provided by your broker, bank or other nominee.

•	Innoviz is a leading manufacturer of high-performance, solid-state LiDAR sensors and perception software that enable the mass production of autonomous vehicles.

Every stockholder’s vote is important, regardless of the number of shares the stockholder holds. Collective Growth requests that each stockholder that holds its shares in “street name,” meaning that their shares are held by a broker, bank or other nominee, should, if it has not already done so, contact their broker, bank or nominee to ensure that their shares are voted. Collective Growth encourages stockholders to vote in advance of the Special Meeting.

How do I vote my shares?

If your shares are held in “street name” as described above, you can instruct your broker, bank or other nominee how to vote the shares in your account by following the instructions that the broker, bank or other nominee provided to you along with the Registration Statement.

If you need assistance voting your shares, please call D.F. King & Co., Inc., Collective Growth’s proxy solicitor, toll-free at (800) 515-4479.

Your vote must be received by 11:59 p.m., Eastern time, on March 30, 2021 to be counted. After this time, the only way to cast a vote is at the Special Meeting on March 31, 2021 by following the instructions below.

Can I still vote if I no longer own my share?

Yes, if you owned shares as of the close of business on March 4, 2021, the record date for the Special Meeting, you can still vote your shares even if you no longer own them.

Whether or not you plan to attend the virtual Special Meeting in person and regardless of the number of shares you may own, we urge you to vote FOR ALL proposals.

CHECK YOUR EMAIL FOR VOTING!

If you hold shares at Robinhood or Interactive Brokers from Proxydocs.com

For all others check for an email from Proxyvote.com

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. To vote via the automated telephone service, you will need your voting control number, which is included on the Voting Instruction Form. Depending on how you hold your shares, you may be able to vote without a control number by calling Collective Growth’s proxy solicitor, D.F. King & Co., Inc., by telephone at (800) 515-4479.

Email CGRO@dfking.com with any questions on how to vote.

About Collective Growth Corporation

Collective Growth Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. For more information, visit www.collectivegrowthcorp.com.

About Innoviz Technologies

Innoviz is a leading manufacturer of high-performance, solid-state LiDAR sensors and perception software that enable the mass production of autonomous vehicles. Innoviz’s offerings include InnovizOne, an automotive-grade, mass-producible LiDAR sensor, InnovizTwo, next generation high-performance automotive-grade LiDAR sensor, and Innoviz’s perception software, designed to complement its hardware offerings with advanced AI and machine learning-based classification, detection and tracking features. Innoviz is backed by top-tier strategic partners and investors, including SoftBank Ventures Asia, Samsung, Magna International, Aptiv, Magma Venture Partners, Vertex Ventures, 360 Capital Partners, Harel Insurance Investments and Financial Services, Phoenix Insurance Company and others. For more information, visit www.innoviz.tech.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz and Collective Growth, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement as well as Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Collective Growth and Innoviz. Innoviz filed the Registration Statement with the SEC, which includes Collective Growth’s Proxy Statement, and certain related documents, to be used at the meeting of Collective Growth stockholders to approve the proposed business combination and related matters. INVESTORS AND SECURITY HOLDERS OF COLLECTIVE GROWTH ARE URGED TO READ THE PROXY STATEMENT, AND ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INNOVIZ, COLLECTIVE GROWTH AND THE BUSINESS COMBINATION. The Proxy Statement has been mailed to stockholders of Collective Growth as of March 4, 2021. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel.

Participants in Solicitation

Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including the Proxy Statement and Collective Growth’s final prospectus filed with the SEC on May 1, 2020. You may obtain a free copy of these documents as described in the preceding paragraph.

Investor Contact:

D.F. King & Co., Inc.

Geoffrey Weinberg / Krystal Scrudato

(800) 515-4479

(Banks and Brokers: (212) 269-5550)

CGRO@dfking.com